Exhibit 21.1

SUBSIDIAIRES OF FOXX DEVELOPMENT HOLDINGS INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Foxx Development Inc.	Delaware	November 13, 2023	100%
Foxx Development (Singapore) Pte. Ltd	Singapore	March 3, 2025	100%
Foxx Technologies Inc	California	April 8, 2025	100%
Nexus IQ Technology Inc	Delaware	May 19, 2025	100%